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                                                                 EXHIBIT (A)(20)

                                                                    [CANTV LOGO]

Roosen informed the employees

CANTV RATIFIED ITS COMMITMENT
TO CREATE AND INCREASE BENEFIT
FUNDS

     . Both funds will be in force after completion of the share repurchase program and the tender offer.

The President of Cantv, Gustavo Roosen, informed the employees of the telecommunications company on the effects of the decision by the National Securities Commission authorizing the Third Repurchase Program, which was approved on October 15 and will be submitted for shareholder consideration on October 24.

Roosen explained that the period for the Company's Third Repurchase Program will begin on the day after the shareholders' meeting, that is, October 25, and will end on November 23.

He ratified the payment of a dividend totaling Bolivars 520 per share which will be paid in two installments. The first installment, Bolivars 284, will be paid on December 10, and the second installment, Bolivars 236, will be paid on March 19, 2002.

The President of Cantv insisted on the Company's commitment to the creation of the Value Fund and to the increase of the Excellence Prize Fund, which will be implemented after the termination of the public offers.